November 30, 2010

Ms. Christine Allen
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D.C.   20549

RE:      Adherex Technologies, Inc.
            Item 4.02 Form 8-K
            Filed November 2, 2010
            File No. 001-32295

Dear Ms. Allen:

This letter responds to the comments (the “Staff Letter”) of the staff (“Staff”) of the United States Securities and Exchange Commission (the “Commission”) to Adherex Technologies, Inc.’s (“the Company” or “us”) Form 8-K filed with the Commission on November 2, 2010.

To facilitate the Staff’s review, we have set forth below the comments contained in the Staff Letter and, in italics set forth immediate following the comment, our response thereto.

1. You filed a Form 8-K on August 16, 2010 announcing financial results from operations for the quarter ended June 30, 2010.  You also filed a Form NT-10 announcing your Form 10-Q for the quarter ended June 30, 2010 would not be filed on time. Please explain why your Form 10-Q for the quarter ended June 30, 2010 was not filed by the time allowed by the Form NT-10Q.

Our interim financial statements were not reviewed by an independent public accountant for each of the three quarters in 2009, for the three months ended March 31, 2010 and the three and six months ended June 30, 2010. In August 2010, we engaged our independent registered chartered accountants, Deloitte & Touche LLP (“D&T”), to perform all of the necessary interim reviews.     We are a company with limited financial and human resource and therefore we required additional time to provide the necessary information to D&T so that D&T could complete the required interim reviews for the above noted periods.  During the course of the review for the period ended June 30, 2010 the potential need to restate financial information contained in the August 16, 2010 Form 8-K and described in our November 2, 2010 Form 8-K was identified.   The determination by management as to whether a restatement was required involved an analysis and review of complex accounting issues.   As indicated in the November 2, 2010 Form 8-K, the restatement occurred under ASC 815-40 for the financial treatment of the derivative liability as well as the Company’s determination under FASB that the options approved by shareholders' on June 24, 2010 were to be considered with service inception in the quarter ended June 30, 2010 and expensed although they were not granted until August 18, 2010.   An additional adjustment was made to accrue for professional fees.   The analysis of the applicability of ASC 815-40 and treatment of the options under FASB was undertaken by the identified limited personnel of the Company.   Therefore, management required additional time than allowed by the Form NT-10Q to reach a final determination as to whether the restatement was required and to present its recommendations to the Audit Committee and the Board of Directors.   We note that the Company has contracted additional resources in order to assist management in its financial accounting and reporting functions.

2. You state "On November 1, 2010, the Audit Committee and the Board of Directors, in consultation with the Company's auditors, concluded that the previously issued financial statement for the three and six month periods ending June 30, 2010 should be restated." Based on this statement it appears the Audit Committee, Board of Directors and/or the Company's auditors individually or collectively had some prior discussions in order for all parties to arrive at this consensus on November 1, 2010 and provide restated financial information on November 2, 2010. Please tell us when discussions began that the financial information, as released in your August 16, 2010 Form 8-K, may need to be restated and/or could not be relied upon, which party discovered the error and initiated the discussions.

Discussions with respect to the potential restatement of the financial information, as released in our August 16, 2010 Form 8-K, began during the week of October 18, 2010.  As part of the quarterly interim review process for the three and six months ended June 30, 2010, management, in consultation with D&T, identified a potential need to restate the June 30, 2010 financial information as further discussed on our response to comment 1 above. On November 1, 2010, the Audit Committee and the Board of Directors concluded that the previously issued financial information should be restated.

 3. It is not clear if the three transactions cited for which adjustments are needed in order to fairly present your financial statements, were never recorded or improperly recorded. Please revise your 8-K to clarify how each transaction cited was previously recorded and the adjustments necessary to appropriately present each transaction.

The transactions cited for which adjustments are needed were not recorded in the August 16, 2010 Form 8-K announcing financial results from operations for the quarter ended June 30, 2010.   Exhibit 99.1 to the November 2, 2010 Form 8-K contains a table presenting the impact of the restatement on our previously reported financial results for the three and six months ended June 30, 2010.  We respectfully submit that a further amendment to either the August 16, 2010 Form 8-K or the November 2, 2010 Form 8-K is unnecessary  because  the table included in Exhibit 99.1 to the November 2, 2010 Form 8-K describes the amounts previously reported, adjustments thereto and the restated amounts.

The Company acknowledges that:

  • The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  • Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  • The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call the undersigned at 919-636-5013.

Sincerely

ss/ Robert Andrade

Robert Andrade

Chief Financial Officer